Exhibit 23.3
CONSENT OF INDEPENDENT PETROLEUM ENGINEERS
     The firm of Miller and Lents, Ltd. hereby consents to the use of its name and to the reference to the following reports in the registration statement filed as Amendment No. 2 on Form S-1 of Encore Energy Partners LP as filed with the Securities and Exchange Commission: (1) Report dated March 30, 2007 regarding estimated proved reserves and future net revenues attributable to Encore Acquisition Company and Encore Energy Partners LP net interests in certain oil and gas properties located in the Big Horn Basin and Permian Basin and (2) Report dated January 15, 2007 regarding estimated proved reserves and future net revenues attributable to Encore Acquisition.

MILLER AND LENTS, LTD.
By:
Carl D. Richard
Senior Vice President

Houston, Texas
July 13, 2007